                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 DECORIZE, INC.
                        ---------------------------------
                                (Name of Issuer)

                        Common Stock, No $.001 Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                   243636 10 7
                        ---------------------------------
                                 (CUSIP Number)

                        Jon Baker, 6570 E. Farm Road 134
                   ------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 25, 2003
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the
following box.  | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

================================================================================

                            CUSIP ID NO. 243636 10 7
                                         -----------
================================================================================

============ ============================================================================== ========================

     1       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons         Jon T. Baker
             (entities only)
------------ ------------------------------------------------------------------------------ ------------------------

     2       Check the Appropriate Box if a Member of a Group                               (a)

                                                                                            (b)
------------ ------------------------------------------------------------------------------ ------------------------

     3       SEC Use Only

------------ ------------------------------------------------------------------------------ ------------------------

     4       Source of Funds

------------ ------------------------------------------------------------------------------ ------------------------
     5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)    |_|
             or 2(e)

------------ ------------------------------------------------------------------------------ ------------------------

     6       Citizenship or Place of Organization                                           U.S.A.
------------ ------------------------------------------------------------------------------ ------------------------

                            7      Sole Voting Power                 2,330,741 (20.7%)

Number of shares        ---------- --------------------------------- ------------------------
beneficially
owned by each               8      Shared Voting Power               0
reporting person
with                    ---------- --------------------------------- ------------------------

                            9      Sole Dispositive Power            2,330,741

                        ---------- --------------------------------- ------------------------

                           10      Shared Dispositive Power          0

                        -------------------------------------------- ------------------------

    11       Aggregate Amount Beneficially Owned by Each Reporting Person                   2,330,741

------------ ------------------------------------------------------------------------------ ------------------------

    12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares              |_|

------------ ------------------------------------------------------------------------------ ------------------------

    13       Percent of Class Represented by Amount in Row (11)                             20.7%

------------ ------------------------------------------------------------------------------ ------------------------

    14       Type of Reporting Person                                                       IN
============ ============================================================================== ========================

Item 1.  Security and Issuer.
-------  -------------------

         This statement relates to the Common Stock, $.001 par value (the
"Common Stock"), of Decorize, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1938 East Phelps,
Springfield, Missouri 65802.

Item 2.  Identity and Background.
-------  -----------------------

         (a) Jon T. Baker ("Baker") is the person filing this statement.

         (b) 1938 East Phelps, Springfield, Missouri 65802

         (c) Baker serves as a director on the Company's Board of Directors.
Prior to August 25, 2003, Baker also served as the Company's President and Chief
Executive Officer.

         (d) None.

         (e) None.

         (f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         Baker and James Parsons, the Company's acting Chief Executive Officer and President, founded Decorize.com, L.L.C., which was subsequently converted into a Delaware corporation, Decorate, Inc., a predecessor in interest to the
Company ("Decorate"). In June 2001, Decorate acquired all of the outstanding shares of GuildMaster, Inc. ("GuildMaster"), one of its two operating subsidiaries, from Baker, Parsons and Ellen Parsons. As part of the $2.5 million purchase price, Decorate issued an aggregate 223,210 shares of its Common Stock, valued at approximately $2,125,000 in the aggregate (which were subsequently exchanged for 3,193,464 shares of Common Stock of the Company in June 2001), to those stockholders. In June 2001, Decorate merged with and into the Company and, as a result, Baker was issued an aggregate 2,380,041 shares of Company Common
Stock for his interest in Decorate, including 1,314,956 shares related to
Decorate interests acquired in the acquisition of GuildMaster.

Item 4.  Purpose of Transaction.
-------  ----------------------

         See item 3 above.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

         (a) - (b) See items (7) - (11) and (13) of the cover page. The percentage of outstanding shares listed on Item 13 is based upon 11,264,027 shares outstanding as of the Company's most recent 10-QSB filed for the quarter ended March 31, 2003.

         (c) None.

         (d) None.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
-------  -----------------------------------------------------------------------------------

         See items 3 and 4 above.

Item 7.  Material to be Filed as Exhibits.
-------  --------------------------------

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jon T. Baker
-----------------------------------------------------
Jon T. Baker

Date: August 29, 2003
     ------------------------------------------------